Computershare Investor Services Inc.
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 661-9401

April 2, 2004

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject:               VICEROY EXPLORATION LTD.

We confirm that the following material was sent by pre-paid mail on April 1, 2004, to the registered shareholders of the subject Corporation:

1.	2003 Annual Report / Report to Shareholders / Consolidated Financial Statements for the six month period ended December 31, 2003 and the three month period ended June 30, 2003

2.	Notice of Annual General and Special Meeting / Information Circular

3.	Proxy

4.	Supplemental Mailing List Return Card

5.	Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier on April 1, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.

”Annette Jones-Cook”
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9400 Ext 4216
Fax: (604) 661-9401